Exhibit 12.1

FORTUNE BRANDS HOME & SECURITY, INC. AND SUBSIDIARIES

COMPUTATIONS OF RATIO OF

EARNINGS TO FIXED CHARGES

(Dollar amounts in millions)

	Three Months Ended	Twelve Months Ended
	March 31,	December 31,
	2018	2017	2016	2015	2014	2013
Earnings available for fixed charges:
Income from continuing operations before taxes	$107.5	$634.8	$582.1	$459.9	$391.9	$310.5
Add fixed charges included in earnings:
Interest expense	$14.6	49.4	49.1	31.9	10.5	7.0
Interest element of rentals**	4.0	14.0	14.5	11.6	13.0	12.3

Total	18.6	63.4	63.6	43.5	23.5	19.3
Total earnings available for fixed charges	$126.1	698.2	645.7	503.4	415.4	329.8

Fixed charges:
Fixed charges included in earnings	$18.6	63.4	63.6	43.5	23.5	19.3
Capitalized interest	0.1	—	—	—	—	0.2

Total fixed charges	$18.7	63.4	63.6	43.5	23.5	19.5

Ratio of earnings to fixed charges	6.7	11.0	10.2	11.6	17.7	16.9

**	The interest portion of rental expense is estimated to be equal to one-third (1/3) of such expense, which is considered to be a reasonable approximation of the interest factor.